SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR EXERCISES 25 BOEING-MAX-200 OPTIONS

Ryanair, Europe's No.1 airline, today (24 Apr) announced the exercise of 25 Boeing 737 MAX 200 "Gamechanger" aircraft options, bringing its total firm orders for this aircraft to 135, the first of which come onstream in the first half of 2019.

These aircraft, which are valued at more than $3 billion at current list prices, increase Ryanair's total orders to more than 650 Boeing 737's since first partnering with Boeing in 1994, and allows Ryanair to grow its traffic to 200m customers p.a. by 2024.

Ryanair operates an all-Boeing fleet, the youngest in Europe, with an average age of six and a half years. These new MAX "Gamechanger" aircraft will reduce fuel consumption by up to 16% and reduce noise emissions by 40%, while offering 4% more seats per flights (197 v 189) allowing Ryanair to lower fares even further, while ensuring that Ryanair remains Europe's greenest and cleanest airline.

Ryanair's Chief Financial Officer Neil Sorahan said:

"We are pleased to exercise 25 Boeing 737 "Gamechanger" options, bringing our firm orders to 135 737-MAX-200's with a further 75 options remaining.  The Gamechanger has 8 more seats than our current 189 seat Boeing 737-800NG and incorporates the latest technology engines and winglets which will reduce fuel consumption and noise emissions, ensuring we remain Europe's greenest, cleanest airline, while allowing us to continue to lower fares as we grow to 200m annual customers by 2024.  We look forward to taking delivery of our first Gamechanger in Spring 2019."

Boeing Commercial Airplanes' Senior Vice President, Global Sales & Marketing, Ihssane Mounir, said:

"We are delighted that Ryanair has decided to order an additional 25 higher capacity 737 MAX 8s as it continues to significantly grow its fleet and increase capacity across its network. The 737 MAX 8 with 197 seats is undoubtedly the best possible airplane for the low-cost market and today's increased order with Europe's leading low cost airline is testament to that."

ENDS

For further information please contact:

                                    Robin Kiely                            Piaras Kelly
                                    Ryanair DAC                          Edelman Ireland
                                    Tel: +353-1-9451949             Tel: +353-1-6789333
                                    press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 April, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary